UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2022

Commission file number: 001-41334

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

CONTENTS

On October 20, 2022, SaverOne 2014 Ltd. (the “Company”) will host a webinar with investors to present its new Gen-2 Technology for Detection of Vulnerable Road Users. The webinar presentation will also be posted on the Company’s investor relations website at https://ir.saver.one. A copy of the webinar presentation is being furnished and incorporated herein as Exhibit 99.1.

The furnishing of the webinar presentation is not an admission as to the materiality of any information therein. The information contained in the webinar presentation is summary information that is intended to be considered in the context of more complete information included in the Company’s filings with the SEC and other public announcements that the Company has made and may make from time to time by press release or otherwise. All information contained in the webinar presentation is subject to the disclaimer regarding forward-looking statements at the beginning of the presentation.

EXHIBIT INDEX

Exhibit No.
99.1	SaverOne 2014 Ltd, Webinar Presentation, dated October 20, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SaverOne 2014 Ltd.

Date: October 20, 2022	By:	/s/ Tony Klein
		Name:	Tony Klein
		Title:	Chief Financial Officer

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